May 2, 2025

Neil Dey
President and Chief Executive Officer
Bluejay Diagnostics, Inc.
360 Massachusetts Avenue, Suite 203
Acton, MA 01720

       Re: Bluejay Diagnostics, Inc.
           Registration Statement on Form S-3
           Filed April 29, 2025
           File No. 333-286834
Dear Neil Dey:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Brian O'Fahey, Esq.